JOE JOLLY & COMPANY, INC.

FINANCIAL STATEMENT AND
SUPPLEMENTAL INFORMATION

YEAR ENDED AUGUST 31, 2018

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the
Securities Exchange Act of 1934.

UI'ITIEDSTATES
SECURITIES ANDEXCHANGE COMMISSION
Washington, D.C. 20549

0MB APPROVAL	
0MB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PARTIII

SEC ALE NUMBER
8-188Q5

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/1/2017 AND ENDING 8/31/2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOE JOLLY. .& COMPANY,. INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: {Do not use P.O. Box No.)

420 No 20 t h. S:t. Suite 2350
(No . and Street)

Birmingham Alabama 35203
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Jal Jy, .Tr 205-252-2105
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name - *if individual, state last, first, middle name)*

216 Summit Blvd., Suite-. 300 Birmi_ngha:in Alabama 35243
(Address) (City) (State) (Zip Code)

CHECK ONE:

a Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained In this form are not required to respond unless the form displays acurrently valid 0MB control number.

OATH OR AFFIRMATION

I,   Joseph D. Jolly, J •   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

<u>Joe Jolly & Company, Inc.</u>   , as

of   <u>August   31</u>   , 20 <u>18</u>   are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



9 _.—.:_   _.£_

Notary Public

Signature

President

Title

Aual,at12,2019

This report** contains (check all applicable boxes):

Iii (a) Facing Page.
x (b} Statement of Financial Condition .
    (c) Statement of Income (Loss).
    (d) Statement of Changes in Financial Condition.
    (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors'   Capital.
    (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
    (g) Computation of Net Capital.
    (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
    (i) Information Relating to the Possession or Control Requirements Under Rule I5 c3-3.
O G) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule I5c3-l and the
       Computation for Determination of the Reserve Requirements Under Exhibit A of Rule I5c3-3.
O (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods   of
       consolidation.
[19 (I) An Oath or Affirmation.
D (m) A copy of the SIPC Supplemental Report.
D (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JOE JOLLY & COMPANY, INC.

TABLE OF CONTENTS



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Joe Jolly & Company, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Joe Jolly & Company, Inc. (the Company) as of August 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of August 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amount and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2015.

Birmingham, Alabama
October 30, 2018

JOE JOLLY & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2018

ASSETS

Cash and cash equivalents	$	901,331
Receivables		
Employee advances		205,150
Interest		32,702
Note receivable—stockholder		1,422,100
Securities owned		5,465,100
Property and equipment, net		84,816
Cash surrender value of life insurance		137,932
Deferred income taxes		33,233
Other assets		284,449
Total assets	$	8,566,813

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$	1,088
Accrued commission expense		341,301
Accrued expenses and other liabilities		3,062
		345,451
Commitments and contingencies (Note 5)		
Stockholders' equity		
Common stock, $100 par value;		
250 shares authorized, 100 shares		
issued and outstanding		10,000
Retained earnings		8,211,362
		8,221,362
Total liabilities and stockholders' equity	$	8,566,813

See notes to financial statement

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Joe Jolly & Company, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company provides underwriting and various other investment banking services. The Company's broker-dealer operations do not carry security accounts for customers or perform custodial functions relating to customer securities. The Company clears all transactions through another broker-dealer. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practice within the brokerage industry.

Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Revenue Recognition and Securities Owned

Securities transactions and related gains, losses, and expenses are recorded on a trade date basis by the Company. Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded on the statement of financial condition. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of August 31, 2018, there were cash equivalents of $11,889.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Gains and losses on disposals are credited or charged to operations.

Depreciation is computed principally using the straight-line method designed to amortize costs over the following estimated useful lives:

	Useful Lives (in years)
Furniture and fixtures	3 to 8
Automotive	5
Leasehold improvements	40

Property and equipment, net of accumulated depreciation, consist of the following as of August 31, 2018:

Furniture and fixtures	$	121,658
Automotive		160,070
Leasehold improvements		6,082
Accumulated depreciation		(202,994)
	$	84,816

Depreciation expense amounted to $33,470 for the year ended August 31, 2018.

Restricted Cash

The Company is required to maintain $250,000 on deposit under the Clearing and Trading Agreement with the clearing broker, which is reported in other assets on the statement of financial condition at August 31, 2018.

Risks and Uncertainties

Marketable securities and other investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the Company's financial position.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, net operating losses, and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The guidance on uncertainty in income taxes addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position

are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of August 31, 2018. With few exceptions the Company is not subject to examination by federal and state tax authorities for years prior to fiscal year 2015.

Advertising Costs

The Company expenses all advertising costs during the period in which they are incurred. Advertising expense amounted to $5,428 for the year ended August 31, 2018.

Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through October 30, 2018, which represents the date the financial statements were issued.

Recently Issued Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-13, *Fair Value Measurement (Subtopic 820): Disclosure Framework - Changes to the Disclosure Requirement for Fair Value Measurement*, which improves the effectiveness of certain aspects of disclosure requirements on recurring or nonrecurring fair value measurements. ASU 2018-13 will be effective for the Company for fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact of this adoption on the financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. Among other things, this guidance requires lessees to recognize a lease liability and a right-of-use asset for all leases (with the exception of short-term leases) at the commencement date. This amendment will be effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the effect that the standard will have on the financial statements.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. In March 2016, FASB issued ASU 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net),* which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to customers. The new standard further requires new disclosures about contracts with customers, including significant judgments the entity has made when applying the guidance. The Company adopted the new standard effective September 1, 2018. As of the date these financial statements were issued, the Company has completed its evaluation of the new revenue guidance. Based on the Company's assessment, there will not be a significant impact on the timing or amount of revenue recognized nor will there be a significant impact on net income (loss). While the Company used the modified retrospective method to adopt the new revenue guidance, because there are no significant impact

on the timing or amount of revenue recognized, the Company will not be required to make a cumulative effect adjustment to retained earnings upon its adoption.

NOTE 2. UNINSURED CASH BALANCES

The Company maintains its cash balances at high credit quality financial institutions. At various times throughout the year ended August 31, 2018, the Company had cash on deposit with financial institutions in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

NOTE 3. SECURITIES OWNED

Dealer inventory and investment securities are carried at fair value and consist of the following as of August 31, 2018:

	Fair Value	Cost
Certificate of deposit	$ 126,542	$ 122,025
Mutual fund	1,353,937	1,353,907
State and municipal bond obligations	3,984,621	3,925,531
	$ 5,465,100	$ 5,401,463

NOTE 4. FAIR VALUE MEASUREMENTS

Under the FASB's authoritative guidance on fair value measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

- Level 1 - Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

- Level 2 - Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data. Level 2 also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data.

- Level 3 - Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation: also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data.

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. This policy requires review and approval of models, and periodic re-assessments of models to ensure that they are continuing to perform as designed. Where market information is not available to support internal valuations, independent reviews of the valuations are performed and any material exposures are escalated through a management review process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During the year ended August 31, 2018, there were no changes to the Company's valuation techniques that had, or are expected to have, a material impact on its financial position or results of operations.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Cash equivalents: The fair value of cash equivalents approximates carrying value reported in the statement of financial condition due to the short maturities of these financial instruments.

Mutual fund: Valued at the daily closing price reported by the fund.

State and municipal bond obligations: Valued at the closing price of identical or similar municipal bonds reported on the active market in which the individual securities are traded.

The following table sets forth by level, within the fair value hierarchy, the Company's financial assets measured at fair value on a recurring basis as of August 31, 2018:

	Total	Level 1	Level 2	Level 3
Cash equivalents	$ 11,889	$ 11,889	$ -	$ -
Mutual fund	1,353,937	1,353,937	-	-
State and municipal bond obligations	3,984,621	-	3,984,621	-
Total assets at fair value	$ 5,350,447	$ 1,365,826	$ 3,984,621	$ -

The Company recognizes transfers into and out of levels at the end of the reporting period. There were no transfers between levels for the year ended August 31, 2018.

NOTE 5. COMMITMENTS AND CONTINGENCIES

The Company leases various office facilities under operating leases expiring through November 2019. Aggregate minimum future lease commitments are as follows:

Year Ending August 31,

2019	$ 102,364
2020	24,500
	$ 126,864

Rental expense for the year ended August 31, 2018 amounted to $100,183.

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of August 31, 2018 related to these indemnification clauses.

As a result of extensive regulation of broker-dealers, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. The reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time into industry practices, which can also result in the imposition of sanctions. See Note 9 for additional information regarding regulatory capital requirements applicable to the Company.

NOTE 6. LINE OF CREDIT

On September 17, 2015, the Company entered into a revolving line of credit agreement with a financial institution for a maximum borrowing capacity of $10,000,000, with the balance subject to interest at the greater of prime rate or 3.5 percent. The Company renewed the revolving line of credit on August 14, 2018 for $10,000,000, with the balance subject to interest at the greater of prime rate or 3.5 percent (5 percent at August 31, 2018). The line of credit matures on August 4, 2019. During the year ended August 31, 2018, the Company did not utilize the line of credit and there was no related interest expense.

NOTE 7. RELATED PARTY TRANSACTIONS

During the year ended August 31, 2018, a stockholder purchased security issues from the Company for a total purchase price of $291,847. Such transactions were made in the ordinary course of business on substantially the same terms and conditions as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve any credit risk or present other unfavorable features.

The Company has a note receivable from a stockholder, secured by certain property owned by the respective stockholder, which states that the stockholder agrees to pay the Company a principal sum of $1,000,000 with interest on the unpaid balance. Accrued interest will be due and payable on August 31 of each year at a rate of 3.0 percent, with the entire principal and interest balance due and payable in full on August 31, 2022. The balance of the note receivable as of August 31, 2018 is $990,000. Interest income of $29,700 was received from the stockholder during the year ended August 31, 2018.

The Company also has advances of $432,100 due from a stockholder as of August 31, 2018. Payments of $392,000 were received from the stockholder in September 2018.

In addition, the Company maintains a split-dollar life insurance agreement with a stockholder. Under the terms of this agreement, the Company maintains a $200,000 insurance policy on the stockholder's life. Upon death of the stockholder, the Company is entitled to recover the greater of cash value or premiums paid. The cash surrender value of life insurance as of August 31, 2018 is $137,932.

NOTE 8. INCOME TAXES

Net deferred tax assets and liabilities consist of the following components as of August 31, 2018:

Deferred tax assets:		
Impairment of investments in oil and gas wells	$	32,891
NOL carryover		37,384
Property and equipment		12,169
Total gross deferred tax assets		82,444
Deferred tax liabilities:		
Market value adjustment for securities owned— held for investment		13,507
Depreciation related to investments in oil and gas wells		35,704
Total gross deferred tax liabilities		49,211
Net deferred tax asset	$	33,233

The provision for income taxes is as follows for the year ended August 31, 2018:

Current:		
Federal	$	8,457
State		-
Deferred:		
Federal		41,978
State		8,580
Total provision for income taxes		$ 59,015

The difference between the provision for income taxes and the amount computed by applying the maximum statutory rates to income, before the provision for income taxes, is principally the effect of tax brackets, tax-exempt income, state taxes, and non-deductible expenses.

The Company recognized no uncertain tax positions for the year ended August 31, 2018. In addition, the Company recognized no amounts of interest and paid no penalties for the year ended August 31, 2018. At August 31, 2018, the Company had a tax net operating loss carryforward expiring in 2037 of $143,042 for federal and state income tax purposes.

The Tax Cut and Jobs Act (the "Tax Act") was signed into law on December 22, 2017 and includes changes to existing U.S. tax laws that impact the Company, most notably a reduction of the U.S. corporate income tax rate from 35% to 21% for tax years beginning after December 31, 2017. The Tax Act also provides for the acceleration of depreciation for certain assets placed in service after September 27, 2017. In addition, it provides for prospective changes beginning in 2018, including acceleration of tax revenue recognition and additional limitations on executive compensation and the deductibility of interest.

The Company is currently evaluating the Tax Act with its professional advisers; we cannot predict at this time the full impact of the Tax Act on the Company in future periods and make no assurances in that regard.

NOTE 9. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's uniform net capital rule. The Company is prohibited from engaging in any securities transactions when its "net capital" is less than the greater of $100,000 or 6-2/3 percent of its "aggregate indebtedness." At August 31, 2018, the Company had net capital of $4,784,220 which was $4,684,220 in excess of the minimum of net capital required. The Company's net capital ratio was .07 to 1 at August 31, 2018. Adherence to the SEC's uniform net capital rule may effectively restrict distributions to stockholders.

NOTE 10. ANNUAL AUDIT REPORT

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.